Mail Stop 3561

September 27, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

      Re: Samsonite Corporation
             Preliminary Information Statement on Schedule 14C, as revised
             Filed July 27, 2007
             File No. 0-23214

Dear Mr. Bottoli:

We have completed our review of Samsonite Corporation's Preliminary Information Statement on Schedule 14C, as revised, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile